UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report of Ennis, Inc. 401(k) Plan

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Calendar Year Ended December 31, 2017

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                      to

Commissions file number 1-5807

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ennis, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ennis, Inc.

2441 Presidential Parkway

Midlothian, TX 76065

(972) 775-9801

REQUIRED INFORMATION

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information”, this Annual Report on Form 11-K for the year ended December 31, 2017 consists of the audited financial statements of the Ennis Inc. 401(k) Plan (the “Plan”) for the year ended December 31, 2017 and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information”, the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II, and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

ENNIS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Audit and Retirement Committee, Administrator, and the Participants of the Ennis, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2017, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2017, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) (modified cash basis) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKM Sowan Horan, LLP

We have served as the Plan’s auditor since 2010.

Addison, Texas

June 22, 2018

ENNIS, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2017 and 2016

	December 31,
	2017	2016
Assets:
Investments at fair value	$108,883,334	$82,640,940
Fully benefit-responsive investment contracts at contract value	11,082,876	12,159,919
Notes receivable from participants	3,493,963	3,371,672

Net assets available for benefits	$123,460,173	$98,172,531

See accompanying notes to the financial statements

ENNIS, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year Ended December 31, 2017

Additions:
Contributions:
Employee contributions	$3,565,568
Employer matching and discretionary contributions	1,326,360
Contributions transferred in (Note 1)	20,079,350
Employee rollover contributions	393,966

Total contributions	25,365,244
Interest on notes receivable from participants	134,704
Investment income:
Dividends	77,914
Interest on guaranteed income fund	154,110
Net appreciation in fair value of investments	13,429,168

Total investment income	13,661,192

Total additions	39,161,140

Deductions:
Administrative expenses	(8,579)
Benefits paid and withdrawals	(13,864,919)

Total deductions	(13,873,498)

Net increase	25,287,642
Net assets available for benefits at beginning of year	98,172,531

Net assets available for benefits at end of year	$123,460,173

See accompanying notes to the financial statements

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 1—Plan Description

The following description of the Ennis, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Ennis, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Internal Revenue Code (“IRC”).

The Plan was formed February 1, 1994 and has been restated to conform with ERISA and IRC regulations. The Plan is sponsored and administered by the Company, acting by and through the Retirement Committee. The Plan’s assets are held by the American United Life Insurance Company (“AUL”).

The Company acquired Independent Printing Co., Inc. and their related entities in January 2017. The assets of their benefit plan of approximately $20,000,000 were transferred into the Plan in November 2017.

Eligibility

Employees age 18 and older of the Company are eligible to participate in the Plan and receive matching contributions after completing 60 days of service, as defined by the Plan.

Employees are eligible to receive discretionary profit sharing contributions, if granted, after completing 1,000 hours within their first 12 months of service.

Contributions

Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (“IRS”) annual limitations. The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year. The Plan also allows rollovers of distributions from other qualified plans.

The Company makes discretionary matching contributions at a rate determined by the Plan Sponsor for certain employees not enrolled in the Pension Plan for the Employees of Ennis, Inc. The total matching contributions are not to exceed $2,000, or discretionary employer contributions.

Eligibility for employer contributions depends on the participant’s employment location as defined in the Plan document. The Plan automatically enrolls all newly eligible participants into the Plan at a 4% deferral rate.

In addition, each year, the Company may at its discretion, make profit sharing contributions for the plan year not to exceed certain limitations prescribed by the IRC. During 2017, the Company declared a discretionary profit sharing contribution of $204,000 on behalf of the employees of Northstar Computer Forms, Inc. in accordance with its original plan. This contribution was contributed to the Plan in 2018. During 2017, the Company contributed $228,000 which was declared in 2016.

Participant accounts

Each participant’s account is credited with the participant’s contribution, any employer contributions, and the allocation of the Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 1—Plan Description—(Continued)

Vesting

Participants are immediately vested in their salary deferrals, rollover contributions, and employer matching contributions. Profit sharing contributions vest over a 5 year graded vesting schedule as defined in the Plan document. Special vesting schedules ranging from 3 to 6 years apply to certain employees based on their location as defined in the Plan document.

Notes receivable from participants

Under provisions of the Plan, participants are allowed to borrow from their Plan accounts. The maximum amount that a participant may borrow is the lesser of (i) 50% of their total vested account balance or (ii) $50,000 less the highest loan balance outstanding. Note repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All notes are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account. A maximum number of two outstanding notes are allowed per individual. The minimum note is $1,000 and there is a $100 set-up fee payable for each note. The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 1%.

Payment of benefits

Upon termination of service, financial hardship, retirement, or disability, the participant or their beneficiary has the option to withdraw qualified amounts up to the participant’s vested account balance. Participants that reach the age of 70  1⁄2 are required to take a minimum distribution from their account.

Administrative expenses

Administrative expenses which are not paid by the Plan Sponsor are paid by the Plan.

Note 2—Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates. See Note 5 for discussion of significant estimates used to measure investments.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 2—Summary of Significant Accounting Policies—(Continued)

Investments valuation and income recognition

Participants may direct the allocation of amounts deferred to the available investment options. Provisions of the Plan allow participant contributions in 5% increments to be invested in any of the available options.

The Plan provides for investments in a guaranteed investment contract (“GIC”) and pooled separate accounts (including a Company stock fund). The Plan’s investments in pooled separate accounts are valued at net asset value as a practical expedient to estimate fair value. The GIC investment is fully benefit-responsive and is stated at contract value, which is equal to principal plus accrued interest. See Note 4.

Valuation methods may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of differing methodologies or assumptions to determine the fair values of the Plan’s investments could result in different fair value measurements at the reporting dates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes receivable from participants

Notes receivable from participants are recorded at their unpaid principal balance. Interest income is recorded on a cash basis and any related fees are recorded as administrative expenses when incurred. An allowance for credit losses is not necessary as the notes are collateralized by the participants’ account balance. Delinquent notes from participants are reclassified as distributions based upon provision of the Plan document. Participant loans are considered delinquent if any payment of principal and interest, or any portion thereof, remains unpaid for more than 90 days after due.

Benefits paid to participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid. For all employees who have terminated with an account balance between $1,000 and $5,000, the Plan Administrator has the right to automatically rollover the balance to an individual retirement plan designated by the Administrator, at the expense of the Plan. For terminated employees with a vested account balance less than $1,000, a check will be issued to the participant.

Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. The Plan used approximately $455 of non-vested amounts to pay administrative expenses in the current year. See Note 3.

Subsequent events

Management of the Plan evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through June 22, 2018, the date which the financial statements were issued.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 2—Summary of Significant Accounting Policies—(Continued)

Risks and uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2017	2016
Net assets:
Forfeiture account	$500	$250

		Year ended December 31, 2017
Change in net assets:
Forfeitures relating to current year activities		680
Forfeitures used to pay administrative expenses		(455)
Earnings		25

		$250

Note 4—Investments in Insurance Contracts

The Plan maintains one GIC related investment option, the AUL Fixed Account, which is a traditional investment contract. The underlying investments options of this contract are considered to be fully benefit-responsive as described in FASB ASC 946, Plan-Accounting-Defined Contribution Pension Plans, and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed by the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1%. The crediting rate is reviewed on a quarterly basis for resetting.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 4—Investments in Insurance Contracts—(Continued)

The determination of credited interest rates, as determined by the service provider, reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Fixed Account does not permit AUL to terminate the agreement prior to the scheduled maturity date.

Note 5—Fair Value Measurements

All of the Plan’s investments recorded at fair value of $108,883,334 and $82,640,940 at December 31, 2017 and 2016, respectively, are pooled separate accounts. The pooled separate accounts are valued, as a practical expedient, based on AUL’s Plan’s net asset value of units held by the Plan at year-end. The calculated NAV is directly related to the net asset value of the underlying investments adjusted for dividends or distributions received by AUL and the daily equivalent of any fees charged. The investments held by each pooled separate account are traded on an active market.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 5—Fair Value Measurements—(Continued)

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2017 and 2016.

	Fair Value December 31,		Redemption Frequency	Other Redemption Restrictions	Redemption Note Period
Investment	2017	2016
Ivy Balanced Y Pooled Separate Account (a)	4,961,779	4,510,991	Daily	None	None
AmCent Equity Income Pooled Separate Account (b)	6,397,651	4,981,301	Daily	None	None
Fidelity Advisor Div Stk Fd Pooled Separate Account (c)	8,845,294	8,059,994	Daily	None	None
MFS Massachusetts Inv Gr Stk Pooled Separate Account (d)	9,147,098	5,680,512	Daily	None	None
Columbia Mid Cap Index Pooled Separate Account (e)	10,285,335	7,036,232	Daily	None	None
Goldman Sachs Sm Cap Val Pooled Separate Account (f)	3,626,875	3,437,572	Daily	None	None
BMO Small-Cap Growth Pooled Separate Account (g)	3,869,311	1,914,101	Daily	None	None
American Funds New Persp Pooled Separate Account (h)	5,935,339	3,674,477	Daily	None	None
Oppenheimer Develop Mkts Pooled Separate Account (i)	2,059,610	1,165,625	Daily	None	None
Ennis Employer Stock Pooled Separate Account (j)	2,166,150	1,916,300	Daily	None	None
Flexpath Idx+ Mod 2045 I2 Nfp Pooled Separate Account (k)	3,735,916	2,428,199	Daily	None	None
Amercent Midcap Val Inv Pooled Separate Account (l)	4,141,269	3,238,035	Daily	None	None
Flexpath Idx+ Agg 2025 I2 Nfp Pooled Separate Account (k)	72,905	55,099	Daily	None	None
Flexpath Idx+ Cns 2025 I2 Nfp Pooled Separate Account (k)	51,349	9,784	Daily	None	None
Flexpath Idx+ Mod 2025 I2 Nfp Pooled Separate Account (k)	19,506,607	14,932,071	Daily	None	None
Flexpath Idx+ Agg 2035 I2 Nfp Pooled Separate Account (k)	90,263	50,807	Daily	None	None
Flexpath Idx+ Cns 2035 I2 Nfp Pooled Separate Account (k)	109,917	95,108	Daily	None	None
Flexpath Idx+ Mod 2035 I2 Nfp Pooled Separate Account (k)	10,729,951	6,884,520	Daily	None	None
Flexpath Idx+ Agg 2045 I2 Nfp Pooled Separate Account (k)	36,292	2,954	Daily	None	None
Flexpath Idx+ Agg 2055 I2 Nfp Pooled Separate Account (k)	122,812	39,356	Daily	None	None
Flexpath Idx+ Cns 2055 I2 Nfp Pooled Separate Account (k)	6,127	48,714	Daily	None	None
Flexpath Idx+ Mod 2055 I2 Nfp Pooled Separate Account (k)	660,099	282,705	Daily	None	None
Fidelity Adv Total Bond I Pooled Separate Account (m)	5,365,347	4,681,830	Daily	None	None
Flexpath Idx+ Cns Ret I2 Nfp Pooled Separate Account (k)	48,807	11,580	Daily	None	None
Flexpath Idx+ Mod Ret I2 Nfp Pooled Separate Account (k)	6,909,571	7,503,073	Daily	None	None
Flexpath Idx+ Cns 2045 I2 Nfp Pooled Separate Account (k)	1,625	—	Daily	None	None
Flexpath Idx+ Agg Ret I2 Nfp Pooled Separate Account (k)	35	—	Daily	None	None

	$108,883,334	$82,640,940

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 5—Fair Value Measurements—(Continued)

a)	The investment seeks to provide total return through a combination of capital appreciation and current income. The fund seeks to achieve its objective by investing in a mix of stocks, debt securities and short-term instruments, depending on market conditions. Regarding its equity investments, it invests primarily in medium to large, well-established companies that usually issue dividend-paying securities. The fund typically holds a limited number of stocks (generally 45 to 55). It invests a portion of its total assets in common stocks in seeking to provide possible appreciation of capital and some dividend income.
b)	The investment seeks current income; capital appreciation is a secondary objective. The fund invests in equity securities of companies with a favorable income-paying history that have prospects for income payments to continue or increase. The portfolio managers also look for equity securities of companies that they believe are undervalued and have the potential for an increase in price. The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection.
c)	The investment seeks capital growth. The fund normally invests at least 80% of assets in stocks. It invests primarily in common stocks. The fund invests in domestic and foreign issuers. It invests in either “growth” stocks or “value” stocks or both. The fund uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.
d)	The investment seeks capital appreciation. The fund normally invests at least 80% of the fund’s net assets in stocks. Stocks include common stocks, preferred stocks, securities convertible into stocks, and depository receipts for such securities. It focuses on investing the fund’s assets in stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies).
e)	The investment seeks total return before fees and expenses that correspond to the total return of the Standard & Poor’s (S&P) MidCap 400 Index. The fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in common stocks that comprise the S&P MidCap 400 Index. The fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in common stocks that comprise the S&P MidCap 400 Index. In seeking to match the performance of the index, the Investment Manager attempts to allocate the fund’s assets among common stocks in approximately the same weightings as the index. It attempts to achieve at least a 95% correlation between the performance of the index and the fund’s investment results, before fees and expenses.
f)	The investment seeks long-term capital appreciation. The fund normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (“net assets”) in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index at the time of investment. Although it will invest primarily in publicly traded U.S. securities, including real estate investment trusts, it may also invest in foreign securities.
g)	The investment seeks capital appreciation. The fund invests at least 80% of its assets in common stocks of small-sized U.S. companies similar in size, at the time of purchase, to those within the Russell 2000 Growth Index. The Adviser selects stocks of companies with growth characteristics, including companies with above-average earnings growth potential and companies where significant changes are taking place, such as new products, services, methods of distribution, or overall business restructuring.
h)	The investment seeks long-term growth of capital; future income is a secondary objective. The fund seeks to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships by investing in common stocks of companies located around the world. In pursuing its primary investment objective, it invests primarily in common stocks that the investment adviser believes have the potential for growth. In pursuing its secondary objective, the fund invests in common stocks of companies with the potential to pay dividends in the future.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 5—Fair Value Measurements—(Continued)

i)	The investment seeks capital appreciation. The fund mainly invests in common stocks of issuers in developing and emerging markets throughout the world and at times it may invest up to 100% of its total assets in foreign securities. Under normal market conditions, it will invest at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of issuers whose principal activities are in a developing market, i.e. are in a developing market or are economically tied to a developing market country. The fund will invest in at least three developing markets.
j)	The Ennis Employer Stock Fund provides the Plan an option to invest in the Ennis, Inc. common stock (EBF) traded on the New York Stock Exchange.
k)	Each flexPATH strategy, offered through flexPath Strategies, LLC, seeks to provide long-term investors with an asset allocation strategy designed to maximize assets for retirement consistent with the risk level and projected retirement date associated with each fund. The funds are designed to reduce exposure to risk over time by shifting gradually from a focus on capital appreciation to one of capital preservation, while maintaining some exposure to capital appreciation asset classes.
l)	The investment seeks long-term capital growth; income is a secondary consideration. Under normal market conditions, the portfolio managers will invest at least 80% of the fund’s net assets in medium size companies. The portfolio managers consider medium size companies to include those whose market capitalization at the time of purchase is within the capitalization range of the Russell 3000 Index, excluding the largest 100 such companies.
m)	The investment seeks a high level of current income. The fun normally invests at least 80% of assets in debt securities of all types and repurchase agreements for those securities. The manager uses the Bloomberg Barclays U.S. Universal Bond Index as a guide in allocating assets across the investment-grade, high yield, and emerging market asset classes. It invests up to 20% of assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).

Note 6—Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 7—Tax Status of Plan

The Plan has obtained its latest determination letter dated March 31, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The IRS generally has the ability to examine Plan activity for up to three years.

Note 8—Parties-in-Interest

Certain plan investments are guaranteed investment contracts and pooled separate account managed by AUL (the “Custodian”). The Custodian acts as the trustee and record keeper as defined by the Plan document, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in a Company common stock fund, and therefore, these transactions qualify as party-in-interest transactions.

Supplemental Schedule

ENNIS, INC. 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2017

EIN: 75-0256410

Plan #: 011

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Pooled Separate Account	Flexpath Idx+ Mod 2025 I2 Nfp		$19,506,607
*	Guaranteed Investment Contract	AUL Fixed Account(1)		11,082,876
*	Pooled Separate Account	Flexpath Idx+ Mod 2035 I2 Nfp		10,729,951
*	Pooled Separate Account	Columbia Mid Cap Index		10,285,335
*	Pooled Separate Account	MFS Massachusetts Inv Gr Stk		9,147,098
*	Pooled Separate Account	Fidelity Advisor Div Stk Fd		8,845,294
*	Pooled Separate Account	Flexpath Idx+ Mod Ret I2 Nfp		6,909,571
*	Pooled Separate Account	AmCent Equity Income		6,397,651
*	Pooled Separate Account	American Funds New Perspective		5,935,339
*	Pooled Separate Account	Fidelity Adv Total Bond I		5,365,347
*	Pooled Separate Account	Ivy Balanced Y		4,961,779
*	Pooled Separate Account	Amercent Midcap Val Inv		4,141,269
*	Pooled Separate Account	BMO Small-Cap Growth		3,869,311
*	Pooled Separate Account	Flexpath Idx+ Mod 2045 I2 Nfp		3,735,916
*	Pooled Separate Account	Goldman Sachs Sm Cap Val		3,626,875
*	Pooled Separate Account	Ennis Employer Stock		2,166,150
*	Pooled Separate Account	Oppenheimer Develop Mkts		2,059,610
*	Pooled Separate Account	Flexpath Idx+ Mod 2055 I2 Nfp		660,099
*	Pooled Separate Account	Flexpath Idx+ Agg 2055 I2 Nfp		122,812
*	Pooled Separate Account	Flexpath Idx+ Cns 2035 I2 Nfp		109,917
*	Pooled Separate Account	Flexpath Idx+ Agg 2035 I2 Nfp		90,263
*	Pooled Separate Account	Flexpath Idx+ Agg 2025 I2 Nfp		72,905
*	Pooled Separate Account	Flexpath Idx+ Cns 2025 I2 Nfp		51,349
*	Pooled Separate Account	Flexpath Idx+ Cns Ret I2 Nfp		48,807
*	Pooled Separate Account	Flexpath Idx+ Agg 2045 I2 Nfp		36,292
*	Pooled Separate Account	Flexpath Idx+ Cns 2055 I2 Nfp		6,127
*	Pooled Separate Account	Flexpath Idx+ Cns 2045 I2 Nfp		1,625
*	Pooled Separate Account	Flexpath Idx+ Agg Ret I2 Nfp		35

	Total investments			119,966,210

*	Notes receivable from participants	Notes receivable (interest rates ranging from 4.25% to 8.5%)		3,493,963

	Total assets			$123,460,173

*	Indicates party-in-interest to the Plan.
(l)	Included in the AUL Fixed Account is $500 in nonparticipant-directed unallocated forfeitures.

Column (d) cost is not required since all investments are directed by participants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN

Date: June 22, 2018	/s/ Richard L. Travis, Jr.
Richard L. Travis, Jr.
Vice President—Finance and CFO, Treasurer, Principal Financial and Accounting Officer Ennis, Inc.